Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The Bank of New York Mellon Corporation

	Quarter ended			Nine months ended
(dollar amounts in millions)	Sept. 30, 2008	June 30, 2008	Sept. 30, 2007	Sept. 30, 2008	Sept. 30, 2007	(a)

Earnings
Income from continuing operations before income taxes	$264	$614	$894	$1,988	$2,197
Fixed charges, excluding interest on deposits	230	233	367	766	818

Income from continuing operations before income taxes and fixed charges, excluding interest on deposits	494	847	1,261	2,754	3,015
Interest on deposits	432	477	772	1,524	1,659

Income from continuing operations before income taxes and fixed charges including interest on deposits	$926	$1,324	$2,033	$4,278	$4,674

Fixed charges
Interest expense, excluding interest on deposits	$204	$204	$336	$682	$753
One-third net rental expense (b)	31	29	30	89	64

Total fixed charges, excluding interest on deposits	235	233	366	771	817
Interest on deposits	432	477	772	1,524	1,659

Total fixed charges, including interests on deposits	$667	$710	$1,138	$2,295	$2,476

Earnings to fixed charges ratios
Excluding interest on deposits	2.10	3.64	3.45	3.57	3.69
Including interest on deposits	1.39	1.86	1.79	1.86	1.89

(a)	Results for nine months ended Sept. 30, 2007 include six months legacy The Bank of New York Company, Inc. and three months of The Bank of New York Mellon Corporation.
(b)	The proportion deemed representative of the interest factor.